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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

With copies to:

Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	07159T100	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,357,132 shares[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

33,357,132 shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,357,132 shares [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Includes 12,102,940 shares of common stock held by IAMGOLD Corporation and 4,480,000 shares of common stock issuable to IAMGOLD Corporation upon conversion of a debenture in the principal amount of $2,000,000 and accrued interest. Also includes 16,774,192 shares of common stock beneficially owned by Mark Kucher, which includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005 and warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share. Does not include shares of common stock, if any, that may become available for acquisition by Royal Gold in connection with a contemplated convertible bridge loan to be made by Royal Gold to Battle Mountain Gold Exploration Corp. that remains subject to execution of definitive loan documentation. See “Item 5 — Interest in Securities of Issuer” for further information.

[2]	Based on 64,070,442 shares of common stock issued and outstanding as of January 18, 2007, which number is based on information provided by Battle Mountain Gold Exploration Corp.

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”). The address of the principal offices of Battle Mountain is Suite 600, 1 East Liberty Street, Reno, Nevada 89504.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Royal Gold Inc., a Delaware corporation (“Royal Gold”). Royal Gold is a company engaged in the business of acquiring and managing precious metals royalties. The address of the principal executive office of Royal Gold is 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.
     The name, citizenship, principal occupation or employment and business address of each of the directors and executive officers of Royal Gold is set forth on Schedule A hereto.
     During the last five years neither Royal Gold, nor to the knowledge of Royal Gold, any person named in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with the Letter Agreement described in Item 4, Royal Gold entered into Option and Support Agreements (“Support Agreements”) each dated as of March 5, 2007 with Mark D. Kucher (“Kucher”) and IAMGOLD Corporation, a Canadian corporation (“IAMGOLD” and together with Kucher, the “Stockholders”). Royal Gold may be deemed to have acquired beneficial ownership of the shares of Common Stock subject of this Schedule 13D by reason of Royal Gold entering into the Support Agreements. No payments were made by or on behalf of Royal Gold in connection with the execution of the Support Agreements. The Support Agreements are incorporated by reference to Exhibit 99.1 and Exhibit 99.2 hereto.
Item 4. Purpose of the Transaction.
     The purpose of Royal Gold entering into the Support Agreements is to support its proposal to acquire 100% of the equity interests in Battle Mountain. The Support Agreements were entered in connection with Royal Gold entering into a letter agreement making a proposal to acquire Battle Mountain accepted February 28, 2007 (the “Letter Agreement”), which provides, among other things, for an exclusive 45 day period for Royal Gold and Battle Mountain to negotiate definitive documentation (the “Definitive Documentation”) for the acquisition of 100% of the Common Stock of Battle Mountain by Royal Gold for 1,570,507 shares of Royal Gold common stock (the “Acquisition”) by means of a merger. Pursuant to the

Letter Agreement, Battle Mountain agrees to a 45 day exclusive period to refrain from soliciting any competing transaction (“Competing Transaction”), declaring or paying any dividends, incurring additional debt or issuing additional securities. Battle Mountain also agreed to pay a break-up fee equal to $2.5 million, plus fees and expenses, to Royal Gold in the event Battle Mountain enters into an agreement with respect to a Competing Transaction with another party within twelve months of the expiration of the Letter Agreement. The Letter Agreement also provides for a reciprocal break-up fee equal to $1.0 million, plus fees and expenses, payable in the event that either Royal Gold or Battle Mountain breaches the Letter Agreement. The summary of the Letter Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Letter Agreement, which is incorporated by reference to Exhibit 99.3 hereto.
     Pursuant to the terms of the Support Agreements, the Stockholders have agreed to vote, and granted Royal Gold an irrevocable proxy to vote, their shares of Common Stock (i) in favor of the Acquisition and the Definitive Documentation and (ii) against any action, agreement, transaction or proposal that is made in opposition to, or is in competition or inconsistent with the Acquisition or the Definitive Documentation, relates to a Competing Transaction or that could otherwise prevent, impede or delay the consummation of the Acquisition. Pursuant to the Support Agreements, the Stockholders agree to refrain from initiating, soliciting or encouraging any inquiries or the making of any proposal that constitutes or reasonably may be expected to lead to a Competing Transaction and to advise Royal Gold of any such inquiries or proposals of which such Stockholder becomes aware.
     In addition, each Stockholder agrees that it will not (i) tender into any tender or exchange offer or otherwise directly or indirectly transfer its Common Stock or (ii) grant any proxies with respect to such Common Stock, deposit such Common Stock into a voting trust, enter into a voting agreement with respect to such Common Stock or otherwise restrict the ability of such Stockholder freely to exercise all voting rights with respect to such Common Stock.
     The voting and transfer restrictions on IAMGOLD will terminate in the event Royal Gold has been notified of a written and publicly announced acquisition proposal that the Board of Directors of Battle Mountain concludes is more favorable to Battle Mountain’s shareholders than the Acquisition or a written offer pursuant to which IAMGOLD will receive a per share purchase price at least 7.5% higher than the per share consideration specified in the Letter Agreement or Definitive Documentation (a “Superior Proposal”).
     Pursuant to the Support Agreement with Kucher, Kucher granted Royal Gold an irrevocable option to purchase his Common Stock at an exercise price per share of 0.016925 shares of Royal Gold common stock. Royal Gold’s option to purchase Kucher’s shares will terminate upon the twelve-month anniversary of the Support Agreement. Pursuant to the Support Agreement with IAMGOLD, IAMGOLD granted Royal Gold an irrevocable option to purchase its Common Stock at an option price per share equal to the greater of (i) 0.016925 shares of Royal Gold common stock, (ii) the per share consideration offered pursuant to a Superior Proposal and (iii) the highest price paid by Royal Gold to any other shareholder of Battle Mountain at any time during the ninety days prior to the date that the shareholders of Battle Mountain approve the Acquisition and the Definitive Documentation. Royal Gold’s option to purchase IAMGOLD’s shares will terminate, unless previously exercised, upon the earlier of (i) September 5, 2007, (ii) five business days after Royal Gold is notified of a Superior Proposal and (iii) the date on which the Support Agreement with IAMGOLD terminates.

     The Support Agreement with Kucher will terminate in the event that Definitive Documentation is terminated, in accordance with its terms, or the Letter Agreement is terminated other than by reason of execution of the Definitive Documentation, provided however, Royal Gold’s option to purchase Kucher’s shares will survive until the twelve month anniversary of the date of the Support Agreement. The Support Agreement with IAMGOLD will terminate upon the termination of the Definitive Documentation, consummation of the Acquisition or if the Acquisition has not been completed on or prior to October 1, 2007, provided however, Royal Gold’s option to purchase IAMGOLD’s shares will survive if it delivered an exercise notice prior to the termination of the Support Agreement until the option exercise is consummated or otherwise terminated.
     The summaries of the Support Agreements contained in this Schedule 13D are qualified in their entirety by reference to the Support Agreements, each of which is incorporated by reference to Exhibit 99.1 and Exhibit 99.2 hereto.
Item 5. Interest in Securities of the Issuer.
     (a) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the provisions set forth in the Support Agreements, Royal Gold may be deemed to have acquired beneficial ownership of 33,357,132 shares of Common Stock, constituting approximately 46.4% of the outstanding shares of Common Stock and all of the Common Stock subject of this Schedule 13D. This number does not include shares of Common Stock, if any, that may become available for acquisition by Royal Gold in connection with a contemplated convertible bridge loan to be made by Royal Gold to Battle Mountain that remains subject to the execution of definitive loan documentation. On February 28, 2007, Royal Gold entered into a term sheet with Battle Mountain to provide Battle Mountain up to $20 million in bridge financing. Under the term sheet, it is contemplated that advances under the loan, if any, will be subject to a number of conditions, including the execution of definitive documentation for the Acquisition and acquisition by Battle Mountain of certain royalty interests. Under the term sheet, it is also contemplated that the loan will provide Royal Gold with the right to convert principal, interest and other expenses, if any, into Common Stock at a conversion price per share of $0.60.
     By virtue of their relationship with Royal Gold, the persons listed in Schedule A hereto may be deemed to beneficially own the Common Stock subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above or Schedule A hereto is the beneficial owner of the Common Stock subject of this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (b) Royal Gold does not have the sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any of the Common Stock subject of this Schedule 13D. Royal Gold has shared power to vote and to direct the vote, and has or may be deemed to have shared power to dispose of or direct the disposition of, the Common Stock subject of this Schedule 13D as a result of the arrangements set forth in the Support Agreements described in Item 4.

     (c) Neither Royal Gold nor, to the knowledge of Royal Gold, any person named on Schedule A hereto has effected any transaction during the past 60 days in any shares of the Common Stock.
     (d) Other than each Stockholder with respect to the Common Stock of which it is a record owner or beneficial owner, Royal Gold does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject of this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for the arrangements described in Items 3, 4 and 5 of this Schedule 13D to the knowledge of Royal Gold, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Battle Mountain, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description
99.1	Option and Support Agreement by and between Royal Gold, Inc. and Mark D. Kucher dated as of March 5, 2007

99.2	Option and Support Agreement by and between Royal Gold, Inc. and IAMGOLD Corporation dated as of March 5, 2007

99.3	Letter Agreement by Royal Gold, Inc. and accepted by Battle Mountain Gold Exploration Corp. dated as of February 28, 2007

Schedule A
Directors and Executive Officers of Royal Gold
     The name, principal occupation and business address of each director and executive officer of Royal Gold are set forth below. All of the persons listed below are citizens of the United States of America.

Name and Position	Present Principal Occupation and Residence or Business Address
Stanley Dempsey Executive Chairman	Executive Chairman 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Edwin W. Peiker, Jr. Director	Retired 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

John W. Goth Director	Non-executive Director of Denver Gold Group, Director of Behre Dolbear 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

James W. Stuckert Director	Senior Executive of Hilliard, Lyon, Inc. 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Merritt E. Marcus Director	Retired 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

S. Oden Howell, Jr. Director	President of Howell & Howell Contractors, Owner of Kessinger Service Industries, LLC 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Donald Worth Director	Director of Sentry Select Capital Corporation, Director of Cornerstone Capital Resources, Inc. and Director of Tiomin Resources, Inc. 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Tony Jensen President, Chief Executive Officer and Director	President, Chief Executive Officer and Director 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Karen P. Gross Vice President & Corporate Secretary	Vice President & Corporate Secretary 1660 Wynkoop Street Suite 1000 Denver, CO 80202

William H. Heissenbuttel Vice President, Corporate Development	Vice President, Corporate Development 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Stefan Wenger Chief Financial Officer	Chief Financial Officer 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Bruce C. Kirchhoff Vice President and General Counsel	Vice President and General Counsel 1660 Wynkoop Street Suite 1000 Denver, CO 80202

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2007

ROYAL GOLD, INC.
By:	/s/ Bruce C. Kirchhoff
	Name:	Bruce C. Kirchhoff
	Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Option and Support Agreement by and between Royal Gold, Inc. and Mark D. Kucher dated as of March 5, 2007

99.2	Option and Support Agreement by and between Royal Gold, Inc. and IAMGOLD Corporation dated as of March 5, 2007

99.3	Letter Agreement by Royal Gold, Inc. and accepted by Battle Mountain Gold Exploration Corp. dated as of February 28, 2007